Exhibit 99.1
ITURAN LOCATION AND CONTROL LTD. PRESENTS
RESULTS FOR THE THIRD QUARTER OF 2020

AZOUR, Israel – November 18, 2020 – Ituran Location and Control Ltd. (NASDAQ: ITRN), today announced its consolidated financial results for the third quarter of 2020.

Highlights of the third quarter of 2020
•	Improved results versus the prior quarter, as the Company continues to successfully overcome some of the impacts of the Covid-19 pandemic;
•
Revenues of $60.3 million, an increase of 13% sequentially and a decline of 13% year over year; in local currencies revenues from subscription fees were at a similar level to that of  the last year’s quarter;

•	EBITDA was $15.0 million; when excluding foreign exchange impacts, it would have been at a similar level to last year;
•	Net income was $9.3 million, an increase of 45% year over year;
•	Generated $13.6 million in quarterly operating cash flow; Ituran returns to a net cash position for the first time since its acquisition of RoadTrack in 2018;
•	Total subscribers reached 1,752,000 at the end of the quarter; net increase of 13,000 in after-market subscribers and net decrease of 12,000 in the OEM business.

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “We are happy with the improvement in our results in the third quarter, despite an environment which still remains difficult in many of our geographies due to the ongoing pandemic. While revenues were still below those of the third quarter last year, we are pleased with the resumption in our sequential growth. Furthermore, we are happy to report that our after-market subscriber base resumed its growth again, showing growth of 13,000 subscriber this quarter. Finally, the steps we took earlier this year as the effects of the pandemic became apparent, enabled us to reach similar operating profit compared with last year when excluding foreign exchange impact.”

Mr. Sheratzky concluded, “Looking ahead, while the pandemic continues to have an impact, and the associated uncertainties are making it difficult to make predictions, we expect that the results of the fourth quarter will be similar to this quarter. Longer-term, I am confident that Ituran is very well positioned to emerge this period a stronger company with a platform for long-term sustainable and profitable growth.”

Third quarter 2020 Results

Revenues for the third quarter of 2020 were $60.3 million, a decrease of 13% compared with revenues of $69.0 million in the third quarter of 2019.

The decrease in the revenue level was due to the impact of the Covid-19 pandemic on new car sales, particularly in Brazil and other geographies in which Ituran operates. Furthermore, the higher average level of the US dollar exchange rate versus the Brazilian real during the quarter compared with the same period last year, reduced the overall revenue level in US dollar terms and had a negative impact on the revenue growth rate. In local currency terms, third quarter revenue declined by 6% year-over-year.

74% of revenues were from location-based service subscription fees and 26% were from product revenues.

Revenues from subscription fees were $44.5 million, a decrease of 12% over third quarter 2019 revenues. In local currency terms, subscription fees declined by 2% year-over-year.

The subscriber base amounted to 1,752,000 as of September 30, 2020. This represents an increase of 1,000 net over that of the end of the prior quarter. During the quarter, there was an increase of 13,000 in the aftermarket subscriber base and a decline of 12,000 in the OEM subscriber base.

Product revenues were $15.9 million, a decrease of 15% compared with that of the third quarter of 2019. The decline was primarily due to limited installations of Ituran’s products due to the Covid-19 pandemic shutdown implemented in many of the geographies in which Ituran operates, during most of the third quarter.

Gross profit for the quarter was $27.4 million (45.4% of revenues), a 14% decrease compared with gross profit of $31.9 million (46.2% of revenues) in the third quarter of 2019.

The gross margin in the quarter on subscription revenues was 54.9%, compared with 55.4% in the third quarter of 2019. The gross margin on products was 18.6%, compared with 21.5% in the third quarter of 2019.

Operating income for the quarter was $10.5 million (17.5% of revenues) compared with $11.9 million (17.2% of revenues) in the third quarter of last year. This is a decline of 11% year-over-year. In local currency terms, the operating income would have been similar to that of the third quarter 2019.

EBITDA for the quarter was $15.0 million (24.9% of revenues), a decrease of 14% compared with $17.5 million (25.4% of revenues) in the third quarter of last year. In local currency terms, the decline would have been 3% year over year.

Financial income for the quarter was $2.8 million compared with a financial expense of $0.8 million in the third quarter of last year. Held company, SaverOne, in Ituran has an 11% stake, became a public company listed on the Tel Aviv Stock Exchange in June 2020. As a result, the SaverOne holdings are measured by its quarter-end traded value and therefore any change in valuation between quarters are recorded as a financial gain or loss under the financial income line item in the profit and loss statement. In the quarter, SaverOne appreciated in value and Ituran recorded a financial income of $3.3 million from this holding.

Net income for the third quarter of 2020 was $9.3 million (15.4% of revenues) or earnings per share of $0.45, a 45% increase compared with $6.4 million (9.3% of revenues) or fully diluted earnings per share of $0.30 in the third quarter of last year. In local currency terms, the gain would have been 58% year over year.

Cash flow from operations for the third quarter of 2020 was $13.6 million.

As of September 30, 2020, the Company had cash, including marketable securities, of $61.9 million and debt of $56.8 million, amounting to a net cash of $5.1 million. This is compared with cash, including marketable securities, of $54.3 million and debt of $67.9 million, amounting to a net debt of $13.6 million, as of December 31, 2019.

Conference Call Information

The Company will also be hosting a conference call later today, November 18, 2020 at 9am Eastern Time.

On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 860 9642
ISRAEL Dial-in Number: 03 918 0610
CANADA Dial-in Number: 1 866 485 2399
INTERNATIONAL Dial-in Number:  +972 3 918 0610
at:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors, as well as factors related to the global COVID-19 pandemic.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to approaching 2 million subscribers using its location based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 3,000 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO & VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@gkir.com GK Investor & Public Relations (US) +1 646 201 9246

 ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of September 30, 2020

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of September 30, 2020

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	September 30,	December 31,
(in thousands)	2020	2019
	(unaudited)

Current assets
Cash and cash equivalents	61,836	53,964
Investments in marketable securities	100	358
Accounts receivable (net of allowance for doubtful accounts)	40,051	45,090
Other current assets	35,027	49,201
Inventories	23,391	25,537
	160,405	174,150

Non- Current investments and other assets
Investments in affiliated companies	890	1,666
Investments in other companies	8,136	3,260
Other non-current assets	2,789	3,365
Deferred income taxes	10,653	10,385
Funds in respect of employee rights upon retirement	12,320	11,476
	34,788	30,152

Property and equipment, net	36,641	48,866

Operating lease right-of-use assets, net	10,301	12,626

Intangible assets, net	19,593	23,355

Goodwill	39,594	50,086

Total assets	301,322	339,235

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	September 30,	December 31,
(in thousands)	2020	2019
	(unaudited)

Current liabilities
Credit from banking institutions	20,380	18,110
Accounts payable	19,337	22,656
Deferred revenues	23,829	29,146
Obligation to purchase non-controlling interests	11,063	-
Other current liabilities	32,774	31,153
	107,383	101,065

Non- Current liabilities
Long term loan	36,378	49,803
Liability for employee rights upon retirement	18,431	17,000
Deferred income taxes	2,584	2,867
Deferred revenues	8,276	9,763
Others non-current liabilities	2,577	241
Obligation to purchase non-controlling interests	-	11,743
Operating lease liabilities, non-current	7,347	10,839
	75,593	102,256

Stockholders’ equity	116,292	129,330
Non-controlling interests	2,054	6,584
Total equity	118,346	135,914

Total liabilities and equity	301,322	339,235

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
	Nine month period ended September 30,		Three month period ended September 30,
(in thousands except per share data)	2020	2019	2020	2019

Revenues:
Telematics services	137,185	155,086	44,478	50,261
Telematics products	44,829	58,755	15,851	18,734
	182,014	213,841	60,329	68,995

Cost of revenues:
Telematics services	60,553	67,497	20,052	22,403
Telematics products	35,458	46,318	12,900	14,714
	96,011	113,815	32,952	37,117

Gross profit	86,003	100,026	27,377	31,878
Research and development expenses	9,959	10,335	2,654	3,207
Selling and marketing expenses	8,428	9,593	2,529	3,290
General and administrative expenses	37,635	41,155	11,636	13,558
Impairment of goodwill	10,508	-	-	-
Impairment of intangible assets and other expenses (income), net	3,712	(72)	12	(77)
Operating income	15,761	39,015	10,546	11,900
Other income (expense), net	5	(37)	2	11
Financing income (expense), net	3,651	(2,701)	2,788	(847)
Income before income tax	19,417	36,277	13,336	11,064
Income tax expenses	(8,595)	(10,869)	(3,778)	(3,680)
Share in gains (losses) of affiliated companies ,net	(858)	(2,781)	29	(810)
Net income for the period	9,964	22,627	9,587	6,574
Less: Net income attributable to non-controlling interest	(663)	(477)	(320)	(175)
Net income attributable to the Company	9,301	22,150	9,267	6,399

Basic and diluted earnings per share attributable to Company’s stockholders	0.45	1.05	0.45	0.30

Basic and diluted weighted average number of shares outstanding (in thousands)	20,813	21,112	20,813	21,041

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Nine month period ended September 30,		Three month period ended September 30,
(in thousands)	2020	2019	2020	2019

Cash flows from operating activities
Net income for the period	9,964	22,627	9,587	6,574
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	14,310	17,210	4,484	5,631
Interest and exchange rate differences on loans	(423)	23	119	(8)
Losses (gain) in respect of trading marketable securities	(11)	210	5	208
Gain in respect of investments in other companies	(4,948)	-	(3,424)	-
Increase in liability for employee rights upon retirement	1,350	1,294	455	115
Share in losses (gains) of affiliated companies, net	858	2,781	(29)	810
Deferred income taxes	(1,244)	252	(875)	269
Capital loss on sale of property and equipment, net	118	47	31	33
Decrease (increase) in accounts receivable	1,505	6,526	(1,982)	1,968
Decrease in other current assets	4,647	1,115	1,698	(1,199)
Decrease in inventories	1,825	3,618	1,596	1,613
Increase (decrease) in accounts payable	198	(3,559)	2,443	(3,212)
Decrease in deferred revenues	(5,521)	(7,090)	(1,811)	(947)
Increase (decrease) in other current and non-current liabilities	7,453	(3,341)	1,275	(663)
Impairment of goodwill	10,508	-	-	-
Impairment of other intangible assets	3,661	-	-	-
Increase (decrease) in obligation for purchase non-controlling interests	(680)	967	18	265
Net cash provided by operating activities	43,570	42,680	13,590	11,457

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(790)	(1,117)	(427)	(161)
Capital expenditures	(7,506)	(13,658)	(1,927)	(3,283)
Investments in affiliated and other companies	(545)	(184)	(53)	-
Sale of marketable securities, net	269	1,454	269	-
Proceeds from (Investments in) deposits	(43)	(83)	(8)	69
Proceeds from sale of property and equipment	223	203	27	168
Net cash used in investment activities	(8,392)	(13,385)	(2,119)	(3,207)

Cash flows from financing activities
Short term credit from banking institutions, net	2,614	387	(46)	998
Repayment of long term loan	(13,353)	(4,436)	(4,551)	(4,436)
Purchase of shares from minority shareholders	(750)	-	-	-
Dividend paid	(9,967)	(14,798)	-	(5,050)
Dividend paid to non-controlling interest	(1,461)	(1,557)	(1,461)	(748)
Acquisition of company shares purchased by a wholly owned subsidiary	-	(3,501)	-	(3,501)
Net cash used in financing activities	(22,917)	(23,905)	(6,058)	(12,737)
Effect of exchange rate changes on cash and cash equivalents	(4,389)	(534)	(359)	(1,650)

Net increase (decrease) in cash and cash equivalents	7,872	4,856	5,054	(6,137)
Balance of cash and cash equivalents at beginning of the period	53,964	51,398	56,782	62,391
Balance of cash and cash equivalents at end of the period	61,836	56,254	61,836	56,254

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